Exhibit 99.2

Changes to the Board of Directors of Azure Power

New Delhi, November 1, 2023: Azure Power Global Limited (the “Company” or “Azure Power”), a leading sustainable energy solutions provider and renewable power producer in India, today announced that Mr. Deepak Malhotra and Mr. Cyril Cabanes, nominees of CDPQ Infrastructures Asia Pte Ltd, each have resigned as members of the Boards of Directors of each of the Company and of Azure Power India Private Limited, effective October 29, 2023 and October 30, 2023, respectively, ending their terms with the Azure group.

The Company also announced today that Jaime García Nieto and Philippe Wind have been appointed to the Board of Directors of the Company and of Azure Power India Private Limited as the nominees of CDPQ Infrastructures Asia Pte Ltd. pursuant to its contractual rights with the Company.

Jaime García Nieto is Managing Director Infrastructure, Latin America, of Caisse de dépôt et placement du Québec (“CDPQ”) and is responsible for the asset management of the infrastructure portfolio in Latin America of CDPQ. Mr. García has worked in international finance and consulting for over 20 years. Mr. García sits on the Board of Directors of Kino Energía (a large private renewable platform in México), and he is also a Board Member and Chair of the Audit Committee at Conmex (a 110 Km toll road in the outskirts of Mexico City).

Philippe Wind is currently operating partner for CDPQ in the infrastructure group, with a main role to oversee general management and operation of CDPQ infrastructure assets in Asia Pacific. His role also includes management and operation of CDPQ’s global energy and renewable assets. For the past 30 years, Mr. Wind has developed various expertise in the utility, renewable, energy and infrastructure sectors as well as origination, deal making, management, operations, construction, engineering, consulting, regulatory, private equity and project finance areas.

“We are delighted that our largest shareholder has nominated Mr. García and Mr. Wind to our Board. They bring deep experience in the renewable power industry and managing infrastructure assets. We look forward to working with Mr. García and Mr. Wind to lead the Company and to fulfill its strategic vision.” – said the Board of Azure Power.

Exhibit 99.2

About Azure Power

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward- looking statements.

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Investor Contact

ir@azurepower.com